Exhibit 99.1

Chindata Group Announces Completion of Going Private Transaction

BEIJING, December 19, 2023—Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced the completion of its merger (the “Merger”) with BCPE Chivalry Merger Sub Limited (“Merger Sub”), a wholly owned subsidiary of BCPE Chivalry Bidco Limited (“Parent”), pursuant to the previously announced agreement and plan of merger dated as of August 11, 2023 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on December 4, 2023, each of the Company’s Class A ordinary shares and Class B ordinary shares (collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) the Shares deemed contributed to BCPE Chivalry Topco Limited by the Rollover Shareholders (as defined in the Merger Agreement), (ii) Shares (including Shares represented by American depositary shares (each, an “ADS”), each representing two Class A ordinary shares) held by Parent, Merger Sub, the Company or any of their subsidiaries, (iii) Shares (including ADSs corresponding to such Shares) held by the Company or The Bank of New York Mellon (the “Depositary”) and reserved for issuance and allocation pursuant to the 2020 Share Option Plan adopted by the Company and effective as of January 1, 2020 (the Shares described in clauses (i) through (iii), the “Excluded Shares”), (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “CICA”), and (v) Shares represented by ADSs, has been cancelled and ceased to exist in exchange for the right to receive US$4.30 per Share in cash without interest and net of any applicable withholding taxes. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with each Class A ordinary share represented by such ADS, has been cancelled in exchange for the right to receive US$8.60 per ADS in cash (less $5.00 or less per 100 ADSs cancelled and any other fees and charges payable pursuant to the terms of the deposit agreement, dated September 29, 2020, among the Company, the Depositary and all holders from time to time of ADSs issued thereunder) without interest and net of any applicable withholding taxes. The Excluded Shares have been cancelled without payment of any consideration from the Company therefor and the Dissenting Shares have been cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA.

Each record holder of Shares and registered holder of ADSs as of the Effective Time of the Merger who is entitled to the merger consideration will receive a letter of transmittal specifying how the delivery of the merger consideration will be effected and instructions for surrendering their Shares or ADSs, as applicable, in exchange for the applicable merger consideration. Record holders of Shares and ADSs should wait to receive the letters of transmittal before surrendering their Shares or ADSs. A holder of ADSs held in “street name” by a broker, bank or other nominee will not be required to take any additional action to receive the applicable merger consideration and should address any questions concerning the receipt of the merger consideration to its broker, bank or other nominee.

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Global Select Market (“Nasdaq”) be suspended as of December 18, 2023 (New York time). The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers and network services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com